NEWS

Media Contact:      Norm Ritter (603) 929-2322
Investor Contact:   Matt Murphy (603) 929-2376

  GENTEK REVENUES UP 187% ON TELECOM-EQUIPMENT ACQUISITION; EBITDA RISES 151%,
                          EXCLUDING NONRECURRING ITEMS

    HAMPTON, N.H., February 10, 2000 -- Revenues of GenTek Inc. (NYSE: GK) increased 187% to $322.7 million in the three months ended Dec. 31, 1999, from sales of $112.5 million in the fourth quarter of 1998. Income from continuing operations was $9.0 million, or 42 cents per diluted share, compared with $14.1 million, or 65 cents per share, in the fourth quarter of 1998. Net income in the latest period was $9.0 million, or 42 cents per share, compared with $15.1 million, or 69 cents per share, in the fourth quarter of 1998.

    The 1998 period included nonrecurring charges of $21.9 million ($13.2 million net of tax) and a nonrecurring gain of $19.5 million related to an income-tax settlement. Excluding these items, fourth-quarter 1998 income from continuing operations would have been $7.8 million, or 36 cents per diluted share.

    'GenTek's 1999 results reflect the continuing growth of our historical manufacturing businesses as well as three major 1999 acquisitions that significantly expanded our positions in telecommunications equipment and automotive components, ' Paul M. Montrone, chairman and principal shareholder, said. 'In the fourth quarter, Krone A.G., our newly acquired telecommunications-equipment subsidiary, contributed 31% of our total revenues, signaling a significant shift in the composition of our business portfolio. We are excited about our growth prospects and continue to pursue strategic opportunities in telecommunications and our other high-growth businesses.'

    For the full year 1999, sales increased 110% to $932.0 million from $443.9 million last year. Income from continuing operations before extraordinary item and a nonrecurring second-quarter charge ($3.7 million after tax) primarily related to the April spinoff from The General Chemical Group Inc., was $40.5 million, or $1.90 per share. Income from continuing operations in 1998 excluding extraordinary and nonrecurring charges was $34.8 million, or $1.59 per share.

    Net income in 1999 was $32.9 million, or $1.54 per diluted share, compared with $47.7 million, or $2.18 per diluted share, in 1998. The 1999 results include income from discontinued operations of $1.0 million, or five cents per diluted share, compared with $10.3 million, or 47 cents per diluted share, in 1998.

    Earnings from continuing operations before interest, taxes, depreciation and amortization (EBITDA), excluding the nonrecurring charges described above, rose 151% to $56.2 million and 78% to $169.9 million for the fourth quarter and full year 1999, respectively, compared with $22.4 million and $95.7 million in the corresponding 1998 periods. EBITDA excludes extraordinary and nonrecurring charges.

    GenTek Inc. is a technology-driven manufacturer of telecommunications equipment, automotive components and performance chemicals. The company maintains global leadership positions in a number of high-growth markets, including connectors for telecommunications and data networks, precision automotive valve-train components, and performance chemicals for electronic, technology, and pharmaceutical markets.

                                        ###

    This announcement includes forward-looking statements. GenTek has based these forward-looking statements on its current expectations and projections about future events. Although GenTek believes that its assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that its assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions. GenTek undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this announcement might not occur.

                                  GENTEK INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                     THREE MONTHS
                                                         ENDED          YEAR ENDED
                                                     DECEMBER 31,      DECEMBER 31,
                                                    ---------------   ---------------
                                                     1999     1998     1999     1998
                                                     ----     ----     ----     ----
Revenues..........................................  $322.7   $112.5   $932.0   $443.9
Cost of sales.....................................   233.7     91.7(1) 687.6    326.6(1)
Selling, general and administrative expenses......    52.0     25.3    132.0(2)  65.6
                                                    ------   ------   ------   ------
    OPERATING PROFIT (LOSS).......................    37.0     (4.5)   112.4     51.7
Interest expense..................................    16.1      4.0     41.5     14.6
Other (income) expense, net.......................     1.6     --       (0.1)    (0.2)
                                                    ------   ------   ------   ------
    INCOME FROM CONTINUING OPERATIONS BEFORE
      INCOME TAXES AND EXTRAORDINARY ITEM.........    19.3     (8.5)    71.0     37.3
Income tax (benefit) expense......................    10.3    (22.6)(3) 34.2     (3.8)(3)
                                                    ------   ------   ------   ------
    INCOME FROM CONTINUING OPERATIONS BEFORE
      EXTRAORDINARY ITEM..........................     9.0     14.1     36.8     41.1
Income from discontinued operations (net of
  tax)............................................    --        1.0      1.0     10.3
                                                    ------   ------   ------   ------
    INCOME BEFORE EXTRAORDINARY ITEM..............     9.0     15.1     37.8     51.4
Extraordinary item -- loss from early
  extinguishment of debt (net of tax).............    --       --       (4.9)    (3.7)
                                                    ------   ------   ------   ------
    NET INCOME....................................  $  9.0   $ 15.1   $ 32.9   $ 47.7
                                                    ------   ------   ------   ------
                                                    ------   ------   ------   ------
Weighted average common shares....................    21.0     20.9     21.0     21.1
Weighted average common and equivalent shares.....    21.4     21.6     21.4     21.9
Earnings per share from continuing operations
                    -- Basic......................  $ 0.43   $ 0.67   $ 1.76   $ 1.95
                    -- Diluted....................  $ 0.42   $ 0.65   $ 1.72   $ 1.88
Earnings per share
                    -- Basic......................  $ 0.43   $ 0.72   $ 1.57   $ 2.27
                    -- Diluted....................  $ 0.42   $ 0.69   $ 1.54   $ 2.18

---------

(1) 1998 includes a one-time charge of $12.1 million ($7.3 million after tax) due to an asset impairment writedown and incremental environmental and litigation accruals of $9.8 million ($5.9 million after tax).

(2) 1999 includes a one-time charge of $6.2 million ($3.7 million after tax) related to the spinoff.

(3) 1998 income tax includes a nonrecurring gain of $19.5 million related to an income tax settlement.